CelLynx Group, Inc.

4014 Calle Isabella

San Clemente, CA 92672

(877) 723-7255

March 13, 2013

Securities and Exchange Commission

Department of Corporate Finance

Washington DC, 20549

ATTENTION: Mr. Larry Spirgel, Inessa Kessman, Ivette Leon

Dear Sirs:

RE: Cellynx Group, Inc.

Form 10-K for the Year Ended September 30, 2012

Filed January 15, 2013

File No. 0-27147

We are in receipt of your enquiry as provided in your letter dated February 28, 2013 and respond as follows;

Form 10K – For the Year September 30, 2012

Report of Independent Registered Public Accounting Firm, Page F-2

We note that the signature of the auditor had been provided as an attachment to the audit report. We have amended the audit report to include the signature of the auditor in the body of that audit report.

Further, the audit report had referred to the Company as a “Development Stage Company”. The revised report has removed that caption, consistent with the change of status for the Company made in July 2009.

CelLynx Group, Inc.

4014 Calle Isabella

San Clemente, CA 92672

(877) 723-7255

The audit report issued for the year ended September 30, 2012, indicates that the prior year was audited by another independent accounting firm as auditor and accordingly the current year auditor expresses no opinion on the financial statement for the fiscal year ended September 30, 2011. We have provided in this amended 10K/A the audit report for the fiscal year ended September 30, 2011, issued by the previous independent accountant acting as auditor.

Please accept the following representations as our written statement acknowledging that;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing letter and Form 10K/A filed March 13, 2013, provides the additional disclosure requirements for the Company’s Annual Report for the year ended September 30, 2012. Should you require any further information or have further comments with respect to our filings, please do not hesitate to contact us at 877-723-7255.

Thank you.

Yours truly

/s/ Dwayne Yaretz

CFO – Cellynx Group, Inc.